FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              As at June 30, 2003

                              CIK Number 0000782879


                        CONTINENTAL MINERALS CORPORATION
           ----------------------------------------------------------

            1020 - 800 West Pender Street, Vancouver, Canada V6C 2V6
           ----------------------------------------------------------
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
                                 101(b)(1): [ ]


    Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an
                   attached annual report to security holders.


  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
                                 101(b)(7): [ ]


       Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report
        or other document that the registrant foreign private issuer must furnish and make public under the laws of the
              jurisdiction in which the registrant is incorporated,
       domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]
       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                   82-________

                                   Signatures
      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be
       signed on its behalf by the undersigned, thereunto duly authorized.


                          ----------------------------
                                  (Registrant)

                              /s/ Jeffrey R. Mason
                          ----------------------------
                                Jeffrey R. Mason
                Director, Chief Financial Officer and Secretary

                              Date: August 20, 2003

     * Print the name and title of the signing officer under his signature.

                        CONTINENTAL MINERALS CORPORATION
                                QUARTERLY REPORT
                                 JUNE 30, 2003

--------------------------------------------------------------------------------

                              MANAGEMENT DISCUSSION

Continental Minerals Corporation (the "Company") is engaged in the business of acquiring and exploring natural resource properties. The Company sold the Harmony Gold Project to Gibraltar Mines Ltd. ("Gibraltar"), a wholly-owned subsidiary of Taseko Mines Limited ("Taseko") in fiscal 2001, yet retained the opportunity to benefit in a future development or sale of the project by acquiring redeemable preferred shares in Gibraltar.

Continental is seeking to acquire a new mineral exploration project in 2003 that has significant upside potential. The Company has access to the full resources of Hunter Dickinson Inc., an experienced exploration and development firm with in-house geologists, engineers, metallurgists, and environmental specialists, to assist in its technical review of various opportunities.

Financial Review

During the 2001 fiscal year, the Company reorganized its authorized share capital by creating 12,483,916 non-voting redeemable preferred shares. The redeemable preferred shares were issued to common shareholders as of the record date pursuant to an Arrangement Agreement with Taseko. The redeemable shares are non-voting, non-dividend paying, and are redeemable by the Company in certain events such as the occurrence of an HP Realization Event; for example future development or sale of the Harmony project, at which time the Gibraltar preferred shares would be redeemed on certain terms for common shares of Taseko (See note 3). The Company will redeem the redeemable preferred shares for the number of Taseko shares received by the Company on redemption of the Gibraltar preferred shares, as adjusted for any taxes payable, pro rata to holders of the redeemable preferred shares. After such distribution, the holders of redeemable preferred shares will not be entitled to any further distributions and the redeemable preferred shares will be cancelled.

The redeemable shares have been presented as a financial liability due to the obligation of the Company to redeem the shares for Taseko common shares. As the Company has the obligation to redeem the redeemable preferred shares immediately after the Gibraltar preferred shares have been redeemed, the redeemable preferred shares and Gibraltar preferred shares have been offset, and a net nil amount is shown on the balance sheet.

In March 2003 the Company completed a $275,250 private placement consisting of 367,000 units at a price of $0.75 per unit. Each unit was comprised of one common share and one half of a share purchase warrant exercisable at $0.85 per common share until July 5, 2004.

At June 30, 2003, the Company had working capital of $390,258, as compared to $467,420 at the end of the previous quarter. The Company had 20,961,101 common shares outstanding and 4,029,210 common share purchase warrants outstanding at quarter end.

The Company estimates that the cost of maintaining its corporate administrative activities at approximately $15,000 per month. Accordingly, management estimates that a minimum of $180,000 will be needed to maintain its corporate status and assets over the ensuing one year period. The Company will continue to seek new sources of financing to enable it to provide working capital for corporate functions and property evaluation and acquisition activities.

Results of Operations

Expenses increased to $77,551 in the second fiscal quarter of 2003 in the previous quarter, but the $19,400 spent in the first quarter of 2003 was anomalously low, which reflected the generally low level of activity of the Company during that period. Expenses in the current quarter are a decrease from the $83,963 spent in the second quarter of fiscal 2002.

The main costs during the quarter were for salaries, office and administration which is comparable to the amount spent in Q2 of fiscal 2002, shareholder communications that is a slight increase from the amount spent in the same quarter in 2002, and trust and filing fees that is a slight decrease from the amount spent in Q2 of fiscal 2002.

There have been no exploration costs or property investigation costs as yet in fiscal 2003 as no material properties have been reviewed for potential acquisition.

Related Party Transaction

Hunter Dickinson Inc. ("HDI") carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDI on a full cost-recovery basis. Costs for services rendered by HDI to the Company increased to $48,236 as compared to $8,015 in the first quarter of fiscal 2003 and $27,334 in the second quarter of 2002. Continental has prepaid HDI $356,613 for future expenses to be incurred on behalf of the Company.

                        CONTINENTAL MINERALS CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS

                         SIX MONTHS ENDED JUNE 30, 2003

                         (Expressed in Canadian Dollars)

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)


                                                                                               June 30, 2003       December 31, 2002
                                                                                                  (unaudited)              (audited)
                                                                                               -------------       -----------------
Assets

Current assets
   Cash and equivalents ............................................................                $ 49,933                $114,050
   Amounts receivable ..............................................................                   7,444                  49,795
   Prepaid expenses (note 6) .......................................................                 357,359                  68,127
                                                                                                    --------                --------
                                                                                                     414,736                 231,972

Investments (note 3) ...............................................................                       1                       1
                                                                                                    --------                --------

                                                                                                    $414,737                $231,973
                                                                                                    --------                --------
Liabilities and Shareholders' Equity

Current liabilities
   Accounts payable and accrued liabilities ........................................                $ 24,478                $ 19,123

Shareholders' equity (note 5) ......................................................                 390,259                 212,850
                                                                                                    --------                --------
Continuing operations (note 1)
Redeemable preferred shares (notes 3(a) and 5(e))
                                                                                                    $414,737                $231,973
                                                                                                    ========                ========


See accompanying notes to consolidated financial statements

Approved by the Board of Directors


/s/ Ronald W. Thiessen                                          /s/ Jeffrey R. Mason

Ronald W. Thiessen                                              Jeffrey R. Mason
Director                                                        Director


CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars)


                                                                  Three months ended                       Six months ended
                                                                        June 30                                 June 30
                                                          ----------------------------------       --------------------------------
                                                                   2003                2002                2003                2002
                                                              ----------          ----------          ----------          ---------

Expenses (Income)
  Corporation capital tax ..........................       $          6        $     12,426        $          6        $     12,426
  Interest .........................................               (389)               (623)             (1,888)               (993)
  Legal, accounting and audit ......................              8,819               6,667              10,011              15,045
  Salaries, office and administration ..............             40,141              36,764              49,257              53,545
  Shareholder communications .......................             11,615               7,481              11,649               7,561
  Trust and filing .................................             16,970              20,625              27,527              39,821
                                                             ----------          ----------          ----------          ----------

Loss for the period ................................       $     77,162        $     83,340        $     96,562        $    127,405
                                                             ----------          ----------          ----------          ----------

Basic and diluted loss per share ...................       $      (0.00)       $      (0.00)       $      (0.00)       $      (0.01)
                                                             ----------          ----------          ----------          ----------

Weighted average number of common shares outstanding         20,961,101          17,798,391          20,833,361          17,273,391
                                                             ==========          ==========          ==========          ==========




Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

                                                                                                           Six months ended June 30
                                                                                                         2003                  2002
                                                                                                  ------------         ------------


Deficit, beginning of period ...............................................                       $(7,694,111)        $(7,471,248)
Adjustment to paid-up capital (note 5(a)) ..................................                         7,471,248                    -
Loss for the period ........................................................                           (96,562)           (127,405)
                                                                                                   -----------         -----------

Deficit, end of period (note 5) ............................................                       $  (319,425)        $(7,598,653)
                                                                                                   ===========         ===========

See accompanying notes to consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

                                                                         Three months ended                    Six months ended
                                                                               June 30                              June 30
                                                                    -----------------------------       ---------------------------
Cash provided by (used for):                                                2003             2002             2003             2002
                                                                       ---------        ---------        ---------        ---------

Operating activities
  Loss for the period ..........................................       $ (77,162)       $ (83,340)       $ (96,562)       $(127,405)
  Changes in non-cash working capital
     Amounts receivable ........................................          44,192              744           42,351          114,542
     Accounts payable and accrued liabilities ..................           3,152          (18,757)           5,355              534
     Prepaid expenses ..........................................        (282,043)          13,569         (289,232)        (107,180)
                                                                       ---------        ---------        ---------        ---------
                                                                        (311,861)         (87,784)        (338,088)        (119,509)
                                                                       ---------        ---------        ---------        ---------
Financing activities
  Issuance of common shares for cash, net of costs .............             -                -            273,971              -
                                                                       ---------        ---------        ---------        ---------

                                                                             -                -            273,971              -
                                                                       ---------        ---------        ---------        ---------

Increase (decrease)  in cash and equivalents ...................        (311,861)         (87,784)         (64,117)        (119,509)
Cash and equivalents, beginning of period ......................         361,794          133,099          114,050          164,824
                                                                       ---------        ---------        ---------        ---------

Cash and equivalents, end of period ............................       $  49,933        $  45,315        $  49,933        $  45,315
                                                                       =========        =========        =========        =========


See accompanying notes to consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended June 30, 2003
(Expressed in Canadian Dollars)

--------------------------------------------------------------------------------

1.   CONTINUING OPERATIONS

     Continental Minerals Corporation (the "Company") is incorporated under the laws of the Province of British Columbia and its principal business activity is the acquisition and exploration of mineral properties. In October 2001, the Company's common shareholders approved a reorganization of share capital which included a share consolidation on a ten old for one new basis (note 8(b)) and a name change from Misty Mountain Gold Limited. These financial statements give retroactive effect to those events.

     During 2001 the Company completed an arrangement agreement (the "Arrangement") whereby the Company transferred its principal mineral property interest, the Harmony Gold Property, to Gibraltar Mines Ltd. ("Gibraltar"), a subsidiary of Taseko Mines Limited ("Taseko"), a company with certain directors in common (note 8). As part of the Arrangement, the Company acquired an option to earn a 100% interest in certain British Columbia mineral claims. This option was terminated by the Company during the 2001 fiscal year (note 4). Subsequently, the Company focussed its efforts on acquiring a new mineral exploration project, but has not yet been successful. As of June 30, 2003, the Company does not hold a mineral property interest, other than its indirect mineral property interest through its preferred share investment in Gibraltar. The continuing operations of the Company are dependent on the Company acquiring a mineral property interest, raising sufficient funds to finance its exploration activities, identifying a commercial ore body, developing such mineral property interest, and upon the future profitable production or proceeds from the disposition of the mineral property interest.

     These consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.


2.   SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of presentation

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated.

(b)  Cash and equivalents

     Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(c)  Investments

     Investments are carried at the lower of cost, less provisions for impairment in value, and quoted market value.

(d)  Land and equipment

     Land is recorded at cost. Equipment is recorded at cost less accumulated depreciation. Equipment is depreciated over its estimated useful life using the declining balance method at annual rates ranging from 20% to 30%.

(e)  Mineral property interests

     Exploration expenses incurred prior to the determination of the feasibility of mining operations and periodic option payments are expensed as incurred.

     Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests, based on the trading price of the shares, pursuant to the terms of the agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment in value is determined to have occurred. Administrative expenditures are expensed in the period incurred.

(f)  Share capital

     Share capital is recorded based on proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the stock exchange on the date that shares are issued pursuant to the relevant agreement.

     The proceeds from common shares issued pursuant to flow-through share financing agreements for Canadian exploration expenditures are credited to share capital and the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchasers of the flow-through shares.

(g)  Stock-based compensation

     The Company has a share purchase option plan, which is described in note 5(d). Effective January 1, 2002, the Company adopted the recommendations of the CICA's Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method. No compensation costs are required to be recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro-forma effect of accounting for these awards under the fair value based method. The adoption of this new standard has resulted in no changes to amounts previously reported.

     Prior to adoption of the new recommendations, no compensation expense was recorded for the Company's stock option plan when options were granted. Any consideration paid by employees or directors on exercise of stock options was credited to share capital.

(h)  Income taxes

     The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values (temporary differences), using the enacted income tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(i)  Loss per share

     Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options or warrants applied to repurchase common shares at the average market price for the period. For all periods presented, the impact of stock options and warrants, if any, has been excluded as they would be anti-dilutive.

(j)  Use of estimates

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of potential impairments of investments and mineral properties as well as the assumptions used in determining stock-based compensation. Actual results could differ from those estimates.

(k)  Fair value of financial instruments

     The carrying amounts of cash and equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of such instruments.

     The fair values of the Company's investment in Gibraltar preferred shares, and the offsetting redeemable preferred shares of the Company, are not practicably determinable due to the nature of the amounts and the absence of a quoted market for such instruments.

(l)  Segment disclosures

     The Company operates in a single segment - the acquisition, exploration and development of mineral properties in Canada.

(m)  Comparative figures

     Certain of the prior periods' comparative figures have been reclassified to conform with the presentation adopted in the current period.


3.   INVESTMENTS

                                                                                 June 30     December 31
                                                                                    2003            2002
                                                                            ------------    ------------

     Investment in Gibraltar preferred shares (note 3(a)) ...............   $ 26,764,784    $ 26,764,784
     Redeemable preferred shares of the Company (note 5(e)) .............    (26,764,784)    (26,764,784)
     Net smelter returns royalty investment (note 3(b)) .................              1               1
                                                                            ------------    ------------
     Investments                                                            $          1    $          1
                                                                            ============    ============


(a)  Investment in Gibraltar preferred shares

     Pursuant to the Arrangement, the Company received 12,483,916 series A preferred shares of Gibraltar. As the Arrangement was between companies with common management and directors, the preferred shares were valued at the net book value of the assets transferred, net of cash consideration received, as follows:

     Mineral property interests .................................   $28,811,296
     Land and equipment .........................................         8,488
     Reclamation deposits .......................................       175,000
     Cash consideration .........................................    (2,230,000)
                                                                    ------------
     Value attributable to Gibraltar preferred shares               $26,764,784
                                                                    ============

     The Gibraltar preferred shares issued pursuant to the Arrangement (note 8) are redeemable non-dividend-paying preferred shares, which are non-voting, except that they may vote in certain events if Gibraltar proposes to sell the Harmony Project for proceeds of less than $20 million. They also vote as a class, pursuant to the provisions of the British Columbia Company Act, in the event Gibraltar proposes to alter, modify or abrogate the stated special rights.

     Gibraltar is obligated to redeem the shares on the sale of all or substantially all (80%) of the Harmony Gold Property excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property, or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). The commencement of commercial production generally means the operation of a mine or milling facility at the Harmony Gold Property at 75% of rated capacity for any 20 days in a 30 consecutive day period. On the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. The conversion rates of the Taseko Share price for the purposes of an obligatory redemption based on an HP Realization Event occurring by the noted dates are:

     a)   until July 21, 2001, $3.39,

     b)   if after July 21, 2001, $3.64,

     c) if after July 21, 2002, $3.89 and thereafter increasing by $0.25 per year each July 21st. If there is no HP Realization Event on or before October 16, 2011, the Gibraltar preferred shares will be redeemed by Gibraltar for that number of Taseko Shares valued at the greater of $10.00 and the weighted average trading price of Taseko Shares for the immediately preceding 20 trading days.

     The initial paid-up amount for the Gibraltar preferred shares is $62.77 million, subject to reduction prior to redemption for certain stated events. The amount will be reduced to the extent that the actual net proceeds of disposition of the Harmony Gold Property is less than $62.77 million, or to the extent that the fair market value of Gibraltar's interest in a mine at the Harmony Gold Property is determined to be less than $62.77 million. The paid-up amount (as adjusted) will be increased in the event Gibraltar receives consideration by way of granting an option to a third party which forfeits such option and also in the event of any reduction of the paid-up amount (as adjusted), such amount will be credited to the account should the proceeds of disposition exceed the reduced paid-up amount (as adjusted) by an amount greater than the reduction. In no event will the paid-up amount (as adjusted) exceed $62.77 million nor be less than $20 million. Net proceeds of disposition shall mean the fair value of all consideration received by Gibraltar as a consequence of a sale of the Harmony Gold Property, net of Gibraltar's reasonable costs of disposition, costs incurred by Gibraltar after the effective date in connection with the Harmony Gold Project, and a reasonable reserve for Gibraltar's taxes arising in consequence of the sale or other disposition of the Harmony Gold Project.

     The Gibraltar preferred shares also require that Gibraltar not sell the Harmony Gold Property except pursuant to an HP Realization Event, but options and joint ventures are permitted as long as the third party expends funds on the Harmony Gold Property. Gibraltar may not alter the rights of these shares without the consent of the holders.

     In accordance with to provincial government mineral exploration requirements, cash deposits of $175,000 were made to secure future reclamation activities on the Harmony Gold Property. These reclamation deposits were transferred to Gibraltar on October 16, 2001, pursuant to the Arrangement (note 8).

(b)  Net smelter returns royalty investment

     Pursuant to an assignment agreement dated September 30, 1995, the Company transferred its rights to certain mineral properties located in Peru to El Misti Gold Ltd., a company with common directors at the time, in exchange for common shares of El Misti Gold Ltd. pursuant to an option granted to a company affiliated with a former director, and a 1% net smelter returns royalty ("NSR"), to a maximum of $2 million, from revenues earned from the properties. The common shares of El Misti Gold Ltd. were sold in 1997. The NSR investment was assigned a nominal value of $1.

4.   MINERAL PROPERTY INTERESTS

(a)  Harmony Gold Property

     The Company owned a 100% interest in the Harmony Gold Property, located in the Skeena Mining District on Graham Island, Queen Charlotte Islands - Haida Gwaii, British Columbia.

     On October 16, 2001, the Company completed the sale of its Harmony Gold Property and related assets to Gibraltar, a British Columbia company with certain directors in common with the Company, for 12,483,916 tracking preferred shares of Gibraltar and $2.23 million cash (note 8). The tracking preferred shares are designed to track and capture the value of the Harmony Gold Property and will be convertible into common shares of Taseko Mines Limited upon a realization event such as a sale to a third party or commercial production at the Harmony Gold Property (note 3).

(b)  Prosperity Property

     In February 1999, Taseko and its subsidiary, Concentrated Exploration Ltd., granted to North Island Exploration Limited Partnership ("Partnership") an exclusive farm-out right to earn up to a 9% working interest in the Prosperity Property ("Prosperity") through a program of exploration expenditures. Prosperity is a gold-copper property located in the Clinton Mining Division, British Columbia, Canada. The Partnership spent $600,000 on Prosperity during 1999, earning a 1% working interest in Prosperity. The Company then acquired 600 units of the Partnership at $1,000 each.

     On October 16, 2001, the Company exchanged its 1% working interest in the Prosperity Property for Taseko's 5% net profits interest in the Harmony Project, both valued at $600,000, giving the Company 100% ownership of the Harmony Project prior to the Arrangement (note 8).

(c)  Westgarde Property

     Under the Arrangement Agreement (note 8), the Company acquired from an affiliate of Gibraltar an option to purchase a porphyry copper prospect known as the Westgarde Property located at Chisholm Lake, 60 kilometres southwest of Houston, British Columbia, for $230,000. During fiscal 2001, the Company entered into an earn-in agreement with Doublestar Resources Ltd. ("Doublestar"). Under the agreement, Doublestar was given the option to conduct 3,000 metres of diamond drilling to earn a 50 per cent interest in the Westgarde Property. Subsequent to entering into the earn-in agreement, Doublestar conducted drilling and thereafter terminated its earn-in agreement. The Company also decided not to proceed with exploration on the property, and terminated its option agreement. Accordingly, acquisition and exploration costs totalling $249,353 were written off during fiscal 2001.


5.   SHAREHOLDERS' EQUITY

                                                          June 30    December 31
                                                             2003           2002
                                                      -----------    -----------

      Share capital (note 5(b)) ..................   $   709,684    $ 7,564,652
      Contributed surplus (note 8(c)) ............             -        342,309

      Deficit (note 5(a) and statement) ..........      (319,425)    (7,694,111)
                                                      -----------    -----------
      Shareholders' equity                            $   390,259    $   212,850
                                                      ===========    ===========

(a)  Authorized share capital

     At June 30, 2003, the Company's authorized share capital consisted of:

     (i) 100,000,000 common shares without par value; and

     (ii)12,483,916 non-voting, redeemable preferred shares without par value.

     At the annual and extraordinary general meeting of shareholders of the Company held in June 2002, a special resolution was passed that the paid-up capital of the Company's common shares be reduced by $7,471,248 (which represented the accumulated deficit of the Company at December 31, 2001) with a consequential reduction of contributed surplus of $342,309. The Company received court approval for this reduction in May 2003.

     During the year ended December 31, 2001, the Company reorganized its authorized share capital by creating 12,483,916 non-voting, redeemable preferred shares (note 8(b)).

     Pursuant to the Arrangement (note 8) and the provisions of the redeemable preferred shares, as long as any redeemable preferred shares are outstanding, the Company may not, without the prior approval of the holders of the redeemable shares, pay any dividends (other than stock dividends), redeem, purchase, or make any capital distribution in respect of common shares. In addition, the redeemable preferred shares are entitled to preference over common shares and any other shares ranking junior to the redeemable preferred shares with respect to the distribution of assets on liquidation, dissolution or wind up of the Company, or any other distribution of assets of the Company. This preference is limited to the Company's obligation to distribute the Gibraltar preferred shares (less a reserve for taxes related to the distribution), to the holders of the redeemable preferred shares, after which the holders of redeemable preferred shares will not be entitled to share in any further distribution of the Company's net assets. In addition, the Company may not dispose of its Gibraltar preferred shares.


(b)  Issued and outstanding common share capital

                                                                           Number of        Dollar
                                                                       common shares        Amount
                                                                       -------------   -----------

     Balance, December 31, 2001 ......................................    16,748,391   $ 7,024,819
        Issuance of common shares on conversion of special ...........     3,500,000       350,000
           warrants (note 5(c))
        Private placement at $0.60, net of issue costs (i) ...........       345,710       189,833
                                                                          ----------     ---------
     Balance, December 31, 2002 ......................................    20,594,101     7,564,652
        Private placement, March 2003, net of issue costs ............       367,000       273,971
        Reduction of paid-up capital .................................             -    (7,128,939)
                                                                          ----------     ---------
     Balance, June 30, 2003 ..........................................    20,961,101   $   709,684
                                                                          ==========   ===========

i) During fiscal 2002, the Company received regulatory approval and completed a $207,426 private placement of 345,710 units at a price of $0.60 per unit. Each unit consists of one common share and one common share purchase warrant exercisable at $0.65 until December 27, 2003. The warrants are subject to an accelerated expiry of 45 days if the closing price of the Company's shares, as traded on the TSX Venture Exchange, is at least $0.98 for ten consecutive trading days.

ii) On March 5, 2003, the Company completed a $275,250 private placement consisting of 367,000 units at a price of $0.75 per unit. Each unit was comprised of one common share and one half of a share purchase warrant exercisable at $0.85 per common share until July 5, 2004.

(c)  Warrants

     The  continuity of share purchase warrants is as follows:

     Note reference                           5(c)      5(b)(i)   5(b)(ii)
     Expiry date                            June 5  December 27     July 5
                                              2005         2003        2004
     Exercise price                      $    0.10    $    0.65   $    0.65       TOTAL
     --------------                      ---------    ---------   ---------    --------

     Balance, December 31, 2001 ......   3,500,000          -            -     3,500,000
        Issued .......................         -        345,710          -       345,710
        Exercised ....................         -            -            -           -
                                         ---------   ----------  -----------   ---------

     Balance, December 31, 2002 ......   3,500,000      345,710          -     3,845,710
        Issued .......................         -            -        183,500     183,500
        Exercised ....................         -            -            -           -
                                         ---------   ----------  -----------   ---------

     Balance, June 30, 2003 ..........   3,500,000      345,710      183,500   4,029,210
                                         =========      =======      =======   =========



     On October 16, 2001, the Company issued 3.5 million special warrants for proceeds of $350,000. Of the special warrants issued, two million were exercisable on the earlier of (i) the Company filing an annual information form or (ii) October 16, 2002, to acquire without payment of additional consideration, one unit of the Company; each unit comprising one flow-through common share and one non-transferable common share purchase warrant. Of the remaining 1.5 million special warrants issued, each special warrant was exercisable on the earlier of (i) the Company filing an annual information form or (ii) October 16, 2002, to acquire without payment of additional consideration, one unit of the Company; each unit comprising one non-flow-through common share and one non-transferable common share purchase warrant. All special warrants were converted during fiscal 2002 into 3.5 million common shares and 3.5 million common share purchase warrants exercisable at $0.10 per warrant, expiring June 5, 2005. During fiscal 2002, the Company and the subscribers jointly agreed, with the approval of the Canada Customs and Revenue Agency, to waive the flow-through element of the common shares.

(d)  Share purchase options

     The Company has a share purchase option plan approved by the shareholders at the 2003 annual general meeting that allows it to grant up to 4,100,000 options to its employees, officers, directors and non-employees, subject to regulatory terms and approval. The exercise price of each option can be set equal to or greater than the closing market price, less allowable discounts, of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement or death. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted.

     The continuity schedule of share purchase options is as follows:

                                                                     Contractual
                                         Weighted                       weighted
     Share puchase options                average                        average
       outstanding                       exercise      Number of  remaining life
                                            price        options         (years)
     ---------------------               --------      ---------  --------------

     Balance, December 31, 2001            $ 0.79        228,000           0.79
             Granted ...............       $   -             -
             Exercised .............       $   -             -
             Expired or cancelled ..                     $  0.79       (228,000)
                                          --------       -------       ---------

     Balance, December 31, 2002            $   -             -                 -
             Granted ...............       $   -             -
             Expired ...............       $   -             -
             Expired or cancelled ..       $   -             -
                                          --------        -------       --------
     Balance, June 30, 2003                $   -             -                 -
                                          ========        =======       ========

(e)  Redeemable preferred shares

     The  12,483,916   redeemable   preferred   shares  were  issued  to  common
     shareholders pursuant to the Arrangement (note 8). The redeemable shares are non-voting, non-dividend-paying, and are redeemable by the Company in certain events such as the occurrence of an HP Realization Event, at which time Gibraltar will become obligated to redeem the Gibraltar preferred shares for Taseko Shares (note 3). The Company will redeem the shares for the number of Taseko shares received by the Company on redemption of the Gibraltar preferred shares, as adjusted for any taxes payable, prorata to holders of the redeemable preferred shares. After such distribution, the holders of the redeemable preferred shares will not be entitled to any further distributions and the redeemable preferred shares will be cancelled.

     The redeemable preferred shares may not vote except on any proposal to alter their special rights and restrictions or in the event the Company proposes to sell the Harmony Gold Property (as one of the possible HP Realization Events) for less than $20 million.

     These redeemable preferred shares have been presented as a financial liability due to the obligation of the Company to redeem the shares for Taseko Shares. As the Company has the obligation to redeem the redeemable preferred shares immediately after the Gibraltar preferred shares have been redeemed, the redeemable preferred shares and Gibraltar preferred shares have been offset. Accordingly, a net nil amount is reported on the balance sheet of the Company.

(f)  Escrowed shares

     All of the 15.5 million escrowed shares issued on settlement of amounts payable to Hunter Dickinson Inc. (note 8(c)) were issued pursuant to the terms of a TSX Venture Exchange-approved escrow agreement and, consequently, are being released over a period of three years from the close of the plan of arrangement. On October 16, 2001, 1.55 million shares were released. On each of April 16, 2002, October 16, 2002, and April 16, 2003, 2,325,000 shares were released. The remaining shares are scheduled to be released over the period ending on October 16, 2004. As at June 30, 2003, there were 6,975,000 shares held in escrow.


6.   RELATED PARTY TRANSACTIONS

     Reimbursement for third party expenses and         Six months ended June 30
     services rendered by:                                       2003       2002
                                                        -------------   --------

        Hunter Dickinson Inc.  (a) ...................       $ 56,251   $ 46,052


                                                              June 30    June 30
     Prepaid expenses                                            2003       2002
                                                             --------   --------

        Hunter Dickinson Inc.  (b) ...................       $356,613   $107,180
        Other ........................................            746          -
                                                             --------   --------
        Total prepaid expenses .......................       $347,359   $107,180
                                                             ========   ========



     (a) Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common with the Company that provides geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost-recovery basis.

     (b) Related party balances receivable or payable, which are non-interest bearing and due on demand, are included in prepaid expenses or accounts payable and accrued liabilities, as they represent advances against current and future services rendered to or costs incurred on behalf of, the Company by HDI.


7.   INCOME TAXES

     Substantially all of the differences between the actual income tax expense (recovery) of $nil (2001 - $nil) and the expected income tax recovery based on statutory rates relate to the benefit of losses not recognized.


                                                    2002         2001
                                               ---------    ---------
     Future income tax assets
        Mineral property interests .........   $ 159,000    $ 106,000
        Loss carry forwards ................     180,000      165,000

                                                 339,000      271,000
     Valuation allowance ...................    (339,000)    (271,000)
                                                --------    ---------
     Net future income tax asset (liability)    $      -    $       -
                                                ========    =========


     At December 31, 2002, the Company had available losses for income tax purposes in Canada totalling approximately $420,000 (2001 - $390,000) expiring in 2008 and 2009 and approximately $370,000 of tax pools which may be available to reduce taxable income in future years.

8.   ARRANGEMENT AGREEMENT

     On October 16, 2001, the Company completed an arrangement agreement dated February 22, 2001 with Taseko and its subsidiary Gibraltar, which are British Columbia companies with certain management and directors in common with the Company. The Company received shareholder approval at an Extraordinary General Meeting on March 29, 2001, the final court order from the British Columbia Supreme Court at a hearing held on April 3, 2001, and regulatory permission from the TSX Venture Exchange in October 2001. Under the terms of the arrangement agreement:

     (a) The Company's Harmony Gold Property was transferred to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting, redeemable preferred shares in the capital of Gibraltar which are redeemable on certain terms into common shares of Taseko (note 3);

     (b) The Company's share capital was reorganized so that each common shareholder of record as of October 16, 2001 received in exchange for each ten common shares held, one new common share plus ten non-voting, redeemable preferred shares of the Company;

     (c) The Company settled amounts payable due to Hunter Dickinson Inc., a related company, in the amount of $1,892,309 for 15.5 million escrowed common shares booked at $1,550,000, a majority of which have been optioned to, and will be under the control of, the directors of the Company. As the value of the shares issued was less than the amount of debt settled, the excess of $342,309 was recorded as contributed surplus. The associated book value of these shares at December 31, 2001 was $188,219;

     (d) Gibraltar transferred to the Company, for $230,000, its option to acquire the Westgarde Prospect (note 4(c));

     (e) The Company received $350,000 in consideration of a special warrant financing issuance of 3.5 million units (note 5(c)); and

     (f) Taseko exchanged its 5% net profits interest in the Harmony Gold Property, valued at $600,000, for a 1% working interest in Taseko's Prosperity Project held by the Company, also valued at $600,000.